UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. __)

Cyalume Technologies Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

92241V107
(CUSIP Number)

Jason Epstein GMS Acquisition Partners Holdings, LLC c/o Cova Small Cap Holdings, LLC Citigroup Center 153 East 53rd Street, 58th Floor New York, New York 10022
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

With a copy to: Joshua N. Korff Kirkland & Ellis LLP 153 East 53rd Street New York, New York 10022

December 19, 2008
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of  Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 92241V107	Schedule 13D	Page 2 of 18

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) GMS Acquisition Partners Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) SC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,499,476
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,499,476
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,499,476
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 92241V107	Schedule 13D	Page 3 of 18

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Cova Small Cap Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) SC & OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,499,476
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,499,476
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,499,476
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 92241V107	Schedule 13D	Page 4 of 18

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Jason Epstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,499,476
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,499,476
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,499,476
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 92241V107	Schedule 13D	Page 5 of 18

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Andrew Intrater
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIREDPURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,499,476
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,499,476
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,499,476
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 92241V107	Schedule 13D	Page 6 of 18

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Renova US Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,499,476
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,499,476
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,499,476
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.0%
14	TYPE OF REPORTING PERSON (See Instructions) HC

CUSIP No. 92241V107	Schedule 13D	Page 7 of 18

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Columbus Nova Investments IV Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,499,476
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,499,476
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,499,476
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.0%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 92241V107	Schedule 13D	Page 8 of 18

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) CN Special Opportunity Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIREDPURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,499,476
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,499,476
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,499,476
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.0%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 92241V107	Schedule 13D	Page 9 of 18

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) CN Credit Opportunities Fund 2007-1 Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIREDPURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,499,476
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,499,476
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,499,476
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.0%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 92241V107	Schedule 13D	Page 10 of 18

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Schedule”) relates to the common stock, par value $0.001 per share (“Common Stock”) of Cyalume Technologies Holdings, Inc., a Delaware corporation (formerly known as Vector Intersect Security Acquisition Corp.) (the “Issuer”).  The principal executive offices of the Issuer are located at 65 Challenger Road, Ridgefield Park, New Jersey.

Item 2.	Identity and Background.

This Statement on Schedule 13D is being filed by: GMS Acquisition Partners Holdings, LLC, a Delaware limited liability company (“GMS”), Cova Small Cap Holdings, LLC, a Delaware limited liability company (“Cova”), Jason Epstein, an individual United States citizen (“Epstein”), Andrew Intrater, an individual United States citizen (“Intrater”), Renova US Holdings Ltd., a Bahamas corporation (“Renova”), Columbus Nova Investments IV Ltd., a Bahamas corporation (“Nova IV”), CN Special Opportunity Fund Ltd., a Bahamas corporation (“CN Fund”) and CN Credit Opportunities Fund 2007-1 Ltd., a Cayman Islands corporation (“CN 2007-1 Fund”).  Epstein a director and chief executive officer of GMS, which is controlled by Cova as managing member.  Intrater is the chief executive officer of Cova. Cova is a wholly-owned subsidiary of CN 2007-1 Fund, which, in turn, is a wholly-owned subsidiary of CN Fund, its sole equityholder, which, in turn, is a wholly-owned subsidiary of Nova IV, its sole equityholder, which, in turn, is a wholly-owned subsidiary of Renova, its sole equityholder.  The principal business of Renova, Nova IV, CN Fund, CN 2007-1 Fund is to make and oversee investments in equity and other interests in business organizations, domestic or foreign, including businesses the securities of which have no established market ad may be restricted with respect to transfer, with the principal objective of appreciation of capital invested.  The principal business of Cova is to act as the managing member of GMS. The principal occupation of Epstein and Intrater relate to their positions with GMS and Cova, respectively.  The principal business address of persons named above is GMS Acquisition Partners Holdings, LLC c/o Renova U.S. Management LLC, 153 East 53rd Street, 58 Floor, New York, NY 10022. Each of Epstein and Intrater is a United States citizens.

We refer to GMS, Cova, Epstein, Intrater, Renova, Nova IV, CN Fund and CN 2007-1 Fund collectively as the “Reporting Persons” and to each as a “Reporting Person”.  During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

The Reporting Persons may constitute a “group” for purposes of Rule 13d-5 under the Exchange Act with respect to their beneficial ownership of the Common Stock and are collectively referred to as the “Reporting Group.”  The Reporting Group expressly disclaims that they have agreed to act as a group other than as described in this statement.  The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this statement as Exhibit 99.1 and incorporated herein by reference.  Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.  This report on Schedule 13D constitutes the original report of the Reporting Group.

CUSIP No. 92241V107	Schedule 13D	Page 11 of 18

Item 3.	Source and Amount of Funds or other Consideration.

On December 19, 2008, Cyalume Technologies Holdings, Inc. (formerly known as Vector Intersect Security Acquisition Corp.) (“Vector”) held a special meeting of its stockholders at which the stockholders voted to approve the acquisition of Cyalume Technologies, Inc. (“Cyalume”).  Vector closed the acquisition of Cyalume on December 19, 2008 (the “Closing Date”).  In connection with the transaction, GMS was requested by Vector to purchase some shares from certain current shareholders of Vector.  The total value of these shares amounts to approximately $16.6 million.  GMS agreed to sell a certain number of shares back to some of Vector’s affiliates at two dates over the next 5.5 months at pre-arranged prices.  At closing, GMS received both cash and stock as sale consideration for Cyalume.  Post-closing, GMS used cash consideration received to purchase additional shares of Vector pursuant to the Additional Stock Purchase Agreements (as defined below).

The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.

Item 4.	Purpose of Transaction.

On February 14, 2008, Vector, and its newly-formed, wholly-owned subsidiary Cyalume Acquisition Corp. (“Merger Sub”), entered into a stock purchase agreement (as amended by Amendment No. 1 dated October 22, 2008, Amendment No. 2 dated December 17, 2008 and Amendment No. 3 dated December 18, 2008, the “Purchase Agreement”) with Cyalume and GMS, which owned 100% of the issued and outstanding equity securities of Cyalume, pursuant to which, on the Closing Data, Merger Sub has acquired all of the outstanding shares of Cyalume.   Immediately following the consummation of the acquisition of Cyalume, Merger Sub merged with an into Vector, resulting in Cyalume becoming a wholly-owned subsidiary of Vector. The total merger consideration was approximately $120,000,000, which consists of the repayment of certain debts in cash, the payment in cash of certain preferred obligations and the issuance of 6,430,928 shares of Vector’s common stock. The purchase price was adjusted pursuant to the Purchase Agreement based on Cyalume’s net working capital on the consummation of the transactions contemplated by the Purchase Agreement (the “Closing”).  Under the Purchase Agreement, because Cyalume’s net working capital at Closing was above $9,000,000, Vector paid to GMS the amount of such excess in the form of shares of Common Stock (valued at $7.97 per share).  Following the Closing, Vector and Cyalume will determine the final amounts of debt, expenses and net working capital as of the Closing and will adjust the purchase price (if needed) to reflect any differences between the estimated debt, expenses and net working capital and the final debt, expenses and net working capital of Cyalume. Any adjustment in favor of GMS shall include an additional payment of 12,314 shares of Vector common stock of 12,314 shares of Vector common stock.  In the event of an adjustment of the purchase price in favor of Vector (a “Negative Adjustment”), such adjustment will be reduced by 12,314 shares; provided that if the number of Negative Adjustment Shares is less than 12,314 shares of Vector’s common stock, then Vector will be required to issue to members of GMS an amount of shares equal to 12,314 less the Negative Adjustment Shares.

Each of the signatories to the Purchase Agreement also made certain representations and warranties to the other parties of the Purchase Agreement, customary to a transaction of this type.

The Closing was subject to certain conditions, including the approval of the transaction by Vector’s stockholders, which occurred on the Closing Date, and fewer than 20% of Vector’s stockholders exercising their right to redeem their shares of Vector common stock for cash. GMS and its affiliates will be entitled to indemnification from Vector for certain costs, expenses and losses they sustain in certain circumstances, including where such costs, expenses or losses are a result of Vector’s breach of any of its representations, warranties or covenants in the Purchase Agreement.

CUSIP No. 92241V107	Schedule 13D	Page 12 of 18

On the Closing Date, 1,505,646 shares of Vector’s common stock issued as part of the merger consideration were placed in an escrow account, to be held pursuant to the terms of an escrow agreement by and among Vector, Cyalume, GMS and American Stock Transfer & Trust Company, LLC, as escrow agent (the “Escrow Agreement”). The amount held in escrow will be available for any purchase price adjustment and/or indemnification obligation of GMS pursuant to the Purchase Agreement.  A number of escrowed shares will be released, subject to any existing claims, (i) on the 6-month anniversary of the Closing Date, with a value (based on the Average Trading Price) equal to $6,000,000 and (ii) the remainder on the 18-month anniversary of the (as defined in the Purchase Agreement) Closing Date.

Additional Stock Purchase Agreements

On December 17, 2008, GMS purchased  350,050 shares of Vector’s common stock at $8.03 per share from three individuals in privately-negotiated transactions, for a total purchase price of $2,810,901.50.

Pursuant to the terms of a Stock Purchase Agreement dated December 18, 2008, by and among GMS and, Hudson Bay Fund, L.P., Hudson Bay Overseas Fund, Ltd. and Rodman & Renshaw, LLC, GMS purchased 420,000 shares of Vector’s common stock at $8.03 per share, for a total purchase price of $3,372,600.

Pursuant to the terms of a Stock Purchase Agreement dated December 18, 2008, by and among GMS and Oregon Public Employees Retirement Fund by Wellington Management Company, LLC, GMS purchased 183,500 shares of Vector’s common stock at approximately $8.01 per share, for a total purchase price of $1,469,835.

Pursuant to the terms of a Stock Purchase Agreement dated December 18, 2008, by and among GMS and Oregon Public Employees Retirement Fund by Wellington Management Company, LLP, GMS purchased 183,500 shares of Vector’s common stock at approximately $8.01 per share, for a total purchase price of $1,469,835.

Pursuant to the terms of a Stock Purchase Agreement dated December 18, 2008, by and among GMS and Retirement Plan for Employees of Union Carbide Corporation and its Participating Subsidiary Companies Plan by Wellington Management Company, LLP, GMS purchased 91,500 shares of Vector’s common stock at approximately $8.01 per share, for a total purchase price of $732,915.

Pursuant to the terms of a Stock Purchase Agreement dated December 18, 2008, by and among GMS and Province of British Columbia by Wellington Management Company, LLP, GMS purchased 103,000 shares of Vector’s common stock at approximately $8.01 per share, for a total purchase price of $825,030.

Pursuant to the terms of a Stock Purchase Agreement dated December 18, 2008, by and among GMS and Wellington Trust Company, National Association Multiple Common Trust Funds Trust, Emerging Companies Portfolio by Wellington Management Company, LLP, GMS purchased 181,000 shares of Vector’s common stock at approximately $8.01 per share, for a total purchase price of $1,449,810.

Pursuant to the terms of a Stock Purchase Agreement dated December 18, 2008, by and among GMS and Wellington Trust Company, National Association Multiple Collective Investment Funds Trust, Emerging Companies Portfolio by Wellington Management Company, LLP, GMS purchased 292,000 shares of Vector’s common stock at approximately $8.01 per share, for a total purchase price of $2,338,920.

CUSIP No. 92241V107	Schedule 13D	Page 13 of 18

Pursuant to the terms of a Stock Purchase Agreement dated December 18, 2008, by and among GMS and Dow Employees’ Pension Plan by Wellington Management Company, LLP, GMS purchased 138,000 shares of Vector’s common stock at approximately $8.01 per share, for a total purchase price of $1,105,380.

Pursuant to the terms of a Stock Purchase Agreement dated December 18, 2008, by and among GMS and Public Sector Pension Investment Board by Wellington Management Company, LLP, GMS purchased 228,000 shares of Vector’s common stock at approximately $8.01 per share, for a total purchase price of $1,826,280.

Pursuant to the terms of a Stock Purchase Agreement dated December 18, 2008, by and among GMS and Radian Group Inc. by Wellington Management Company, LLP, GMS purchased 26,000 shares of Vector’s common stock at approximately $8.01 per share, for a total purchase price of $208,260.

Pursuant to the terms of a Stock Purchase Agreement dated December 18, 2008, by and among GMS and New York State Nurses Association Pension Plan by Wellington Management Company, LLP, GMS purchased 55,500 shares of Vector’s common stock at approximately $8.01 per share, for a total purchase price of $444,555.

We refer collectively to the stock purchase agreements described immediately above as the “Additional Stock Purchase Agreements.”

Pursuant to the terms of a Stock Purchase Agreement, dated as of December 18, 2008, by and between Winston J. Churchill (“Churchill”) and GMS (the “Churchill Stock Purchase Agreement”), subject to the Closing having occurred, GMS (or its designees) agreed to sell 625,000 shares of Common Stock to Churchill for a purchase price of $4.00 per share on January 15, 2009, and Churchill agreed to purchase such shares on such terms.  Pursuant to the Churchill Stock Purchase Agreement, during the period between February 2, 2009 and April 18, 2009, GMS and/or its designees have the right to elect to sell Churchill and his designees and Churchill agreed to purchase for $4.80 per share 1,562,500 shares of Common Stock within 120 days after receiving GMS’s or its designees written election to exercise such rights. GMS’s rights pursuant to the Churchill Stock Purchase Agreement are expected to be assigned to the members of GMS who hold Series B Preferred Units of GMS.

The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

The information set forth in Item 4 above is hereby incorporated by reference into this Item 5.  As of December 29, 2008, the Reporting Persons beneficially own an aggregate of 8,499,476 shares of Common Stock, or approximately 53% of the Common Stock then outstanding.

CUSIP No. 92241V107	Schedule 13D	Page 14 of 18

(a) and (b)

(1)
Cova, the controlling shareholder of GMS, may be deemed to beneficially own 8,499,476 shares of Common Stock, constituting approximately 53.0% of the Common Stock outstanding as of December 29, 2008.  Cova may be deemed to have sole voting power and sole investment power with respect to all the shares of Common Stock referred to in the previous sentence.

(2)
Epstein, as director and chief executive officer of GMS, may be deemed to beneficially own 8,499,476 shares of Common Stock, constituting approximately 53.0% of the Common Stock outstanding as of December 29, 2008. Epstein may be deemed to have shared voting power and shared investment power with respect to all the shares of Common Stock referred to in the previous sentence.

(3)
Intrater, as chief executive officer of Cova, may be deemed to beneficially own 8,499,476 shares of Common Stock, constituting approximately 53.0% of the Common Stock outstanding as of December 29, 2008. Intrater may be deemed to have shared voting power and shared investment power with respect to all the shares of Common Stock referred to in the previous sentence.

(4)
Renova, as the sole equityholder of Cova, may be deemed to beneficially own 8,499,476 shares of Common Stock, constituting approximately 53.0% of the Common Stock outstanding as of December 29, 2008. Renova may be deemed to have sole voting power and sole investment power with respect to all the shares of Common Stock referred to in the previous sentence.

(5)
Nova IV, as the sole equityholder of CN Fund, which is a parent of Cova, may be deemed to beneficially own 8,499,476 shares of Common Stock, constituting approximately 53.0% of the Common Stock outstanding as of December 29, 2008. Nova IV may be deemed to have sole voting power and sole investment power with respect to all the shares of Common Stock referred to in the previous sentence.

(6)
CN Fund, as the sole equityholder of CN 2007-1 Fund, which is a parent of Cova may be deemed to beneficially own 8,499,476 shares of Common Stock, constituting approximately 53.0% of the Common Stock outstanding as of December 29, 2008. CN Fund may be deemed to have sole voting power and sole investment power with respect to all the shares of Common Stock referred to in the previous sentence.

(7)
CN 2007-1 Fund, as the sole equityholder of Cova, may be deemed to beneficially own 8,499,476 shares of Common Stock, constituting approximately 53.0% of the Common Stock outstanding as of December 29, 2008. CN 2007-1 Fund may be deemed to have sole voting power and sole investment power with respect to all the shares of Common Stock referred to in the previous sentence.

Neither the filing of this statement nor any of its contents shall be deemed to constitute an admission that any Reporting Person (other than GMS) is the beneficial owner of any Common Stock referred to in this statement for the purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

 (c)           To the best knowledge of the Reporting Persons, except for the transactions described in this statement, none of the Reporting Persons or the individuals named in Schedule A to this Schedule 13D has effected any transactions in the securities of the Issuer during the past 60 days.

(d)           Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock reported by this statement.

(e)           Not applicable.

CUSIP No. 92241V107	Schedule 13D	Page 15 of 18

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Item 4 is hereby incorporated by reference.

At the Closing, Vector, Kline Hawkes Pacific Ltd. (“KH Pacific”), Kline Hawkes Pacific Friends Fund, LLC (“KH Friends”), Cova, The Paul Lipari Living Trust, The Volpe Revocable Trust, The Charlton T. Volpe 2003 Irrevocable Trust, The Dwight Andrew Volpe 2004 Irrevocable Trust, Marceau Schlumberger, Stephen D. Weinroth, Bruce Raben, James Valentine, Joseph M. Cohen, Murray D. Schwartz, Emil Jachmann, Michael Bielonko, Tom Mccarthy, Earl Cranor, Sandor Weisz and Paul Challenger entered into an investor rights agreement (the “Investor Rights Agreement”).  It is expected that GMS will distribute all of its shares of Common Stock to its members, and upon such distributions, the parties to the Investor Rights Agreement will become holders of Common Stock.  To the knowledge of the Reporting Persons, none of the parties to the investor Rights Agreement currently hold shares of Common Stock.

The Investor Rights Agreement will allow (i) the majority holders of Cova to nominate two persons for election to Vector’s Board of Directors for so long as Cova owns 5% of Vector’s outstanding common stock, and (ii) the majority holders of KH Friends and KH Pacific to nominate one person for election to Vector’s Board of Directors for so long as KH Friends owns 5% of Vector’s outstanding common stock.  In addition, Vector agreed that, so long as they had the right to designate a board seat, Cova and the Kline Hawkes funds would each be able to name a member to Vector’s Executive Committee (a total of two members out of five), which will be formed after the Closing, the responsibilities and authorities of which will be determined when it is formed.

The Investor Rights Agreement also provides for demand and piggy-back registration rights of the Vector commom stock held by the parties thereto. Under the Investor Rights Agreement, each member of GMS has also agreed to the following restrictions on its disposition of such securities: (i) 20% of the common stock will not be disposed of until 120 days following the Closing Data : (ii) additional 20% of the common stock will not be disposed of until 150 days following the Closing Date; and (iii) the remaining 60% will not be disposed of until 180 days following the Closing Date.

The descriptions of the Purchase Agreement, the Churchill Stock Purchase Agreement, the Additional Stock Purchase Agreements, the Investor Rights Agreement and the Escrow Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreements, copies of which are filed as Exhibits hereto and incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated December 29, 2008, by and among the Reporting Persons.

Exhibit 2
Stock Purchase Agreement, dated February 14, 2008, by and among Vector Intersect Security Acquisition Corp., Cyalume Acquisition Corp., Cyalume Technologies, Inc. and GMS Acquisition Partners Holdings, LLC.

Exhibit 3	Amendment 1 to Stock Purchase Agreement, dated October 22, 2008

Exhibit 4	Amendment 2 to Stock Purchase Agreement, dated December 17, 2008

Exhibit 5	Amendment 3 to the Stock Purchase Agreement, dated December 18, 2008

Exhibit 6	Stock Purchase Agreement dated December 18, 2008, by and between GMS Acquisition Partners Holdings, LLC and Hudson Bay Overseas Fund, Ltd.

Exhibit 7	Stock Purchase Agreement dated December 18, 2008, by and between GMS Acquisition Partners Holdings, LLC and Oregon Public Employees Retirement Fund by Wellington Management Company, LLP.

CUSIP No. 92241V107	Schedule 13D	Page 16 of 18

Exhibit 8
Stock Purchase Agreement dated December 18, 2008, by and among GMS Acquisition Partners Holdings, LLC and Retirement Plan for Employees of Union Carbide Corporation and its Participating Subsidiary Companies Plan by Wellington Management Company, LLP.

Exhibit 9	Stock Purchase Agreement dated December 18, 2008, by and between GMS Acquisition Partners Holdings, LLC and Province of British Columbia by Wellington Management Company, LLP.

Exhibit 10
Stock Purchase Agreement dated December 18, 2008, by and between GMS Acquisition Partners Holdings, LLC and Wellington Trust Company, National Association Multiple Common Trust Funds Trust, Emerging Companies Portfolio by Wellington Management Company, LLP.

Exhibit 11	Stock Purchase Agreement dated December 18, 2008, by and between GMS Acquisition Partners Holdings, LLC and Dow Employees’ Pension Plan by Wellington Management Company, LLP.

Exhibit 12	Stock Purchase Agreement dated December 18, 2008, by and between GMS Acquisition Partners Holdings, LLC and Public Sector Pension Investment Board by Wellington Management Company, LLP.

Exhibit 13	Stock Purchase Agreement dated December 18, 2008, by and between GMS Acquisition Partners Holdings, LLC and Radian Group Inc. by Wellington Management Company, LLP.

Exhibit 14	Stock Purchase Agreement dated December 18, 2008, by and between GMS Acquisition Partners Holdings, LLC and New York State Nurses Association Pension Plan by Wellington Management Company, LLP.

Exhibit 15
Stock Purchase Agreement dated December 18, 2008, by and between GMS Acquisition Partners Holdings, LLC and Wellington Trust Company, National Association Multiple Collective Investment Funds Trust, Emerging Companies Portfolio by Welling Management Company, LLP.

Exhibit 16	Stock Purchase Agreement, dated as of December 18, 2008, by and between Winston J. Churchill and GMS Acquisition Holdings, LLC

Exhibit 17
Investor Rights Agreement, dated as of December 19, 2008, by and among Vector Intersect Security Acquisition Corp., Kline Hawkes Pacific, L.P., Kline Hawkes Pacific Friends Fund, LLC, Cova Small Cap Holdings LLC, The Paul Lipari Living Trust, The Volpe Revocable Trust, The Charlton T. Volpe 2003 Irrevocable Trust, The Dwight Andrew Volpe 2004 Irrevocable Trust, Marceau Schlumberger, Stephen D. Weinroth, Bruce Raben, James Valentine, Joseph M. Cohen, Murray D. Schwartz, Emil Jachmann, Michael Bielonko, Tom Mccarthy, Earl Cranor, Sandor Weisz and Paul Challenger.

Exhibit 18
Escrow Agreement, dated as of December 19, 2008, by and among Vector Intersect Security Acquisition Corp., Cyalume Acquisition Corp., GMS Acquisition Partners Holdings, LLC and American Stock Transfer & Trust Company, LLC, as escrow agent.

CUSIP No. 92241V107	Schedule 13D	Page 17 of 18

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 29, 2008

GMS ACQUISITION PARTNERS HOLDINGS, LLC

By: /s/ Jason Epstein
Name: Jason Epstein Title: Chief Executive Officer

COVA SMALL CAP HOLDINGS, LLC
By: /s/ Andrew Intrater
Name: Andrew Intrater Title: Chief Executive Officer

CN CREDIT OPPORTUNITIES FUND 2007-1 LTD.
By: /s/ Andrew Intrater
Name: Andrew Intrater Title: Authorized Signatory

CN SPECIAL OPPORTUNITY FUND LTD.
By: /s/ Andrew Intrater
Name: Andrew Intrater Title: Authorized Signatory

COLUMBUS NOVA INVESTMENTS IV LTD.
By:/s/ Andrew Intrater
Name: Andrew Intrater Title: Authorized Signatory

RENOVA US HOLDINGS LTD.
By: /s/ Andrew Intrater
Name: Andrew Intrater Title: Authorized Signatory

/s/ Jason Epstein
Name: Jason Epstein

/s/ Andrew Intrater
Name: Andrew Intrater

CUSIP No. 92241V107	Schedule 13D	Page 18 of 18

Index of Exhibits

Exhibit 1	Joint Filing Agreement, dated December 29, 2008, by and among the Reporting Persons.

Exhibit 2
Stock Purchase Agreement, dated February 14, 2008, by and among Vector Intersect Security Acquisition Corp., Cyalume Acquisition Corp., Cyalume Technologies, Inc. and GMS Acquisition Partners Holdings, LLC.

Exhibit 3	Amendment 1 to Stock Purchase Agreement, dated October 22, 2008

Exhibit 4	Amendment 2 to Stock Purchase Agreement, dated December 17, 2008

Exhibit 5	Amendment 3 to the Stock Purchase Agreement, dated December 18, 2008

Exhibit 6	Stock Purchase Agreement dated December 18, 2008, by and between GMS Acquisition Partners Holdings, LLC and Hudson Bay Overseas Fund, Ltd.

Exhibit 7	Stock Purchase Agreement dated December 18, 2008, by and between GMS Acquisition Partners Holdings, LLC and Oregon Public Employees Retirement Fund by Wellington Management Company, LLP.

Exhibit 8
Stock Purchase Agreement dated December 18, 2008, by and among GMS Acquisition Partners Holdings, LLC and Retirement Plan for Employees of Union Carbide Corporation and its Participating Subsidiary Companies Plan by Wellington Management Company, LLP.

Exhibit 9	Stock Purchase Agreement dated December 18, 2008, by and between GMS Acquisition Partners Holdings, LLC and Province of British Columbia by Wellington Management Company, LLP.

Exhibit 10
Stock Purchase Agreement dated December 18, 2008, by and between GMS Acquisition Partners Holdings, LLC and Wellington Trust Company, National Association Multiple Common Trust Funds Trust, Emerging Companies Portfolio by Wellington Management Company, LLP.

Exhibit 11	Stock Purchase Agreement dated December 18, 2008, by and between GMS Acquisition Partners Holdings, LLC and Dow Employees’ Pension Plan by Wellington Management Company, LLP.

Exhibit 12	Stock Purchase Agreement dated December 18, 2008, by and between GMS Acquisition Partners Holdings, LLC and Public Sector Pension Investment Board by Wellington Management Company, LLP.

Exhibit 13	Stock Purchase Agreement dated December 18, 2008, by and between GMS Acquisition Partners Holdings, LLC and Radian Group Inc. by Wellington Management Company, LLP.

Exhibit 14	Stock Purchase Agreement dated December 18, 2008, by and between GMS Acquisition Partners Holdings, LLC and New York State Nurses Association Pension Plan by Wellington Management Company, LLP.

Exhibit 15
Stock Purchase Agreement dated December 18, 2008, by and between GMS Acquisition Partners Holdings, LLC and Wellington Trust Company, National Association Multiple Collective Investment Funds Trust, Emerging Companies Portfolio by Welling Management Company, LLP.

Exhibit 16	Stock Purchase Agreement, dated as of December 18, 2008, by and between Winston J. Churchill and GMS Acquisition Holdings, LLC

Exhibit 17
Investor Rights Agreement, dated as of December 19, 2008, by and among Vector Intersect Security Acquisition Corp., Kline Hawkes Pacific, L.P., Kline Hawkes Pacific Friends Fund, LLC, Cova Small Cap Holdings LLC, The Paul Lipari Living Trust, The Volpe Revocable Trust, The Charlton T. Volpe 2003 Irrevocable Trust, The Dwight Andrew Volpe 2004 Irrevocable Trust, Marceau Schlumberger, Stephen D. Weinroth, Bruce Raben, James Valentine, Joseph M. Cohen, Murray D. Schwartz, Emil Jachmann, Michael Bielonko, Tom Mccarthy, Earl Cranor, Sandor Weisz and Paul Challenger.

Exhibit 18
Escrow Agreement, dated as of December 19, 2008, by and among Vector Intersect Security Acquisition Corp., Cyalume Acquisition Corp., GMS Acquisition Partners Holdings, LLC and American Stock Transfer & Trust Company, LLC, as escrow agent.